Filed by Cullen Agricultural Holding Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Triplecrown Acquisition Corp.
Commission File No.: 001-33698
For the Related Registration Statement: 333-161773

TCW: Cullen Agricultural Technologies
Investor Presentation

September 2009

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this presentation by Triplecrown Acquisition Corp. ("Triplecrown"), Cullen Agricultural Holding Corp. ("CAH") and Cullen Agricultural Technologies Inc. ("CAT") constitute forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may," "could," "would," "should," "believe," "expect," "anticipate," "plan," "estimate," "target," "project," "potential," "intend" or similar expressions. These statements include, among others, statements regarding the successful business combination involving Triplecrown, CAT and CAH, CAT's expected business outlook, anticipated financial and operating results, business strategy and means to implement the strategy, the amount and timing of capital expenditures, the likelihood of its success in building its business, financing plans, budgets, working capital needs and sources of liquidity. Forward-looking statements, estimates and projections are based on management's beliefs and assumptions, are not guarantees of performance and may prove to be inaccurate. Forward-looking statements also involve risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statement and which may have a material adverse effect on CAT's business, financial condition, results of operations and liquidity.

A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements. For CAT, these risks and uncertainties include, but are not limited to: Its lack of an operating history, the industry in which it expects to operate being sensitive to changes in economic conditions, its ability to purchase certain assets material to the implementation of its business and its ability to implement its strategic growth plan. For Triplecrown, factors include, but are not limited to: the ability to successfully effect the business combination, third party claims against Triplecrown or holders of Triplecrown IPO shares, and the ability of Triplecrown's officers and directors to allocate their time to Triplecrown's business. Additional information on these and other factors that may cause actual results and CAT's performance to differ materially is included in the Triplecrown's and CAH's reports filed with the Securities and Exchange Commission ("SEC"). Copies may be obtained by contacting Triplecrown, CAH or the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. None of Triplecrown, CAH nor CAT undertake to update or revise any forward-looking statement, except as required by law.

This presentation includes certain financial information (EBITDA) not derived in accordance with generally accepted accounting principles ("GAAP"). Accordingly, such information may be materially different when presented in Triplecrown's and CAH's definitive proxy statement/prospectus to solicit stockholder approval of the transaction. Triplecrown and CAT believe that the presentation of this non-GAAP measure provides information that is useful to investors as it indicates more clearly CAT's potential future performance. EBITDA was derived by taking earnings before interest, taxes, depreciation and amortization as adjusted for certain one-time non-recurring items and exclusions.

Neither Triplecrown, CAH, CAT nor any of their respective affiliates makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with a further review of the proposed transaction discussed herein and is not intended to be all-inclusive or to contain all the information that a person may desire in considering the proposed transaction discussed herein. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Triplecrown has filed a proxy statement and CAH has filed a registration statement, in each case, that contains a proxy statement/prospectus, with the SEC in connection with the proposed transaction. Stockholders and warrantholders of Triplecrown are urged to read the proxy statement and prospectus because they will contain important information. Such persons can also read Triplecrown's Final Prospectus, dated October 22, 2007, its annual report on Form 10-K for the fiscal year ended December 31, 2008 (the "Annual Report") and other reports as filed with the SEC, for a description of the security holdings of Triplecrown's officers and directors and their affiliates and their other respective interests in the successful consummation of the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders and warrantholders, as the case may be, as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, at the SEC's Website at www.sec.gov or by directing a request to: Triplecrown Acquisition Corp: c/o Paul Vassilakos, Petrina Advisors, 590 Madison Avenue, 21st Floor, New York, New York 10022, (212) 521-4398.

Triplecrown will be holding presentations for certain of its stockholders, as well as other persons who might be interested in purchasing Triplecrown securities, regarding the proposed transaction. The underwriters in Triplecrown's IPO deferred a certain amount of the commissions owed to them in connection with the IPO until the closing of Triplecrown's business combination. Triplecrown, CAH, CAT and its respective directors and officers may be deemed participants in the solicitation of proxies from Triplecrown's stockholders. A list of the names of those directors and officers and descriptions of their interests in Triplecrown are contained in the Triplecrown preliminary proxy statement/prospectus.

Vision

The acquisition of Cullen Agricultural Technologies ("CAT") represents a rare opportunity for investors to access a public vehicle with exposure to agricultural land as well as food production

The proprietary dairy grazing system which CAT will acquire, combined with favourable industry demand characteristics, provides a compelling growth story with significant upside potential

Transaction Summary

Transaction	▪ Triplecrown Acquisition Corp. ("TCW") (NYSE AMEX: TCW) entered into an agreement and plan of reorganization with Cullen Agricultural Holdings Corp. ("CAH"), CAT Merger Sub, Inc., Cullen Agricultural Technologies Inc. ("CAT" or "Cullen Agritech") and Cullen Inc. Holdings Ltd. pursuant to which: (a) TCW will merge with and into CAH with CAH being the surviving public entity and (b) CAT Merger Sub, Inc. will merge with and into CAT, with CAT being the surviving entity and becoming a wholly owned subsidiary of CAH.
Business Description	▪ CAT is a newly formed company committed to the development and commercialization of advanced agricultural technologies. CAT's principal focus will be to improve agricultural yields through forage and animal sciences. CAT will provide advisory services associated with the development and implementation of efficient farming techniques in the US and abroad. ▪ Natural Dairy Inc. ("Natural Dairy" or "NDI") a wholly owned subsidiary of Cullen Agritech has been formed to rollout a long term scalable dairy farming operation utilizing the Cullen Agritech farming system in the Southeastern United States.
Consideration	▪ 15.9 million shares of CAH common stock to current CAT stockholder
Founders	▪ TCW Founders to cancel 11,260,000 shares of 13,260,000 shares issued at the IPO
Cash to Balance Sheet	▪ Up to $150 million to fund growth initiatives and working capital ▪ Cash in trust in excess of $150 million will be used, depending on market conditions, to repurchase stock after closing
Management	▪ Senior management has extensive industry and related scientific expertise
Board	▪ Board of CAH to be appointed by CAT and TCW with majority independent
Lock-Up	▪ One year lock-up for current CAT stockholder
Warrant Restructuring Proposal	▪ Proposed amendments to the Warrant Agreement : (i) the exercise price of the warrants will be increased from $7.50 per share to $12.00 per share, (ii) the expiration date be extended from October 21, 2012 to October 21, 2013 and (iii) the price at which the stock must trade for the warrants to be called for redemption will be increased from $13.75 per share to $17.00 per share
Approvals	▪ Majority of TCW shareholders ▪ Holders of less than 30% of shares sold in TCW's IPO vote against the transaction and elect conversion of shares into cash ▪ Holders of majority in interest of warrants approve warrant restructuring proposal
Expected Closing	▪ October 2009

Executive Summary

- **Proprietary Model:** CAT will acquire a proprietary grazing-based dairy farming system, adapted from New Zealand ("NZ") science and methodologies

- **World's Largest Fluid Milk Market:** This system will be deployed in the Southeast US to supply the world's largest fluid milk market on the Eastern Seaboard. This region has a current shortfall amounting to approximately 400mn pounds of milk every month(1)

- **50% Cost Savings(2):** Implementation of this system can deliver up to 50% reduction in operating costs versus the traditional dairy model currently being used in the US

- **Roll-out of Proven Model:** This system has been proven on circa1,000 acres in Georgia (US) and CAT has identified land, livestock and sheds to execute its rollout of 40,000 acres

- **Immediate Opportunity:** $400 million asset base in first year – farmland, livestock, sheds and equipment are already identified and in place – year two forecast EBITDA of over $51 million

- **Capital Required:** $150 million of equity to execute primary roll-out of 40 farms

- **Additional Agricultural Opportunities:** International opportunities to deploy CAT's agricultural system also exist

1. Management survey of US Dairy Cooperatives
2. Cost savings are based on management estimates of the proprietary system versus USDA data on the typical operating costs of a traditional US dairy system

Public Structure

Management expects public listing to facilitate dealings with:

- Governmental Agencies – US Department of Agriculture, state and local agencies
- Industry Partners – Milk cooperatives who will be purchasing the output
- Farmers – Land owners and joint venture partners

Cullen Agricultural Technologies

Natural Dairy Inc.

- Application of CAT IP into US dairy industry
- Rollout onto 40,000 acres in Southeast US
- Livestock and infrastructure sourced
- Established financing relationships
- Industry & research partner relationships
- New Zealand Agritech, Inc. and other US dairy industry joint ventures

Research & Development

- Other identified US opportunities:
  - Beef market
- International dairy opportunities:
  - Chile, China, Eastern Europe, Ukraine & Uruguay
- Further IP development in the agricultural and food animal industry

Immediate Opportunity: US Dairy Industry

40,000 acres of suitable land identified, as well as industry relationships, can facilitate the conversion and stocking of the first 15,000 acres within 6 months

- **Natural Dairy Inc.:** Established to deploy the farming system in the US dairy industry through the acquisition and conversion of prime agricultural land in the Southeast US

- **NDI's Cost Structure[(1)]:** Up to 50% lower operating cost delivering superior financial returns through a green and ethical dairy farming system

- **Immediate Hard Asset Base with Potential Appreciation:** $400 million of hard assets at end of first year – farmland, infrastructure and livestock

- **Proven Model:** Key CAT personnel have successfully implemented the system on fully operational dairy test farms in Georgia, US

- **Existing Industry Cost Structure[(2)]:** Majority of US dairy farmers use a corn based product as a primary feedstock. Costs can be up to 75% higher than milk price received

- **Supply Shortage in East[(3)]:** Over 400mn lbs of milk ($60mn) are transported from West to East every month. CAT would need to deploy $2 billion of capital to satisfy the current shortfall in the world's largest fresh fluid milk market

1. Cost savings are based on management estimates of the proprietary system versus USDA data on the typical operating costs of a traditional US dairy system
2. Cost data based on USDA data of average cost of the traditional model over the 2007 – 2008 period
3. Management survey of US Dairy Cooperatives, USDA data

Innovation in Agriculture

Growing population and the demand for food security will put increasing pressure on the agricultural industry, which will need to innovate and become more efficient

- **Innovation:** CAT is a R&D company dedicated to improving agricultural yields through forage and animal sciences

- **Agricultural Systems:** Key members of CAT have significant experience in applying forage and animal sciences to the development of innovative and efficient farming systems

- **Leading Agricultural Advisory Board**: Provides access to research and technology - animal genetics, forage sciences, farm management strategies and crop sciences

- **Global Dairy Industry:** Identified as the primary opportunity in which the agricultural systems will be applied to improve yields on land and drive cost-based efficiencies

- **Dairy Markets Identified:** US, Chile, China, Uruguay and parts of Eastern Europe

Natural Dairy Inc.

Implementation of Agricultural Systems in the US

Traditional US Dairy Model vs. NDI System



Traditional
Majority of US dairy farms

- Majority of diet is a processed feed consisting of expensive, corn-based products
- Average life of 4-5 years
- Predominantly kept indoors – limited exercise
- Limited ability to exhibit normal physical and social behaviors
- Milk production conditions and breeding strategies can lead to health issues
- Significant carbon footprint (trucking, feedstock production and machinery)

VS

Natural Dairy Inc.
Proprietary system



- Up to 80% of diet is from low cost, renewable pasture resource
- Average life of 7-8 years
- Graze outdoors 365 days per year in a natural environment
- Exercise, improved diet and more natural conditions improve animal health
- Custom designed milking equipment and grazing / land development technology
- Ongoing genetic improvements
- Renewable nature of feedstock considerably reduces carbon footprint

Source: Management analysis of traditional dairy model versus Natural Dairy systems

Advantages of NDI System

NDI farming system can reduce traditional production costs by up to 50%



Cost of production per CWT of fluid Milk ($USD)
$ 30.00
$ 25.00
$ 20.00
$ 15.00
$ 10.00
$ 5.00
$ 0.00
NDI Grazing Model
Traditional US Model
$ 9.44
$ 10.00
$ 13.60
$ 15.20
$ 19.10
$ 20.02
New Zealand Grazing Model
NDI (Long Term Forecast)
Research Farm - Year 1 - 2009
NDI (Years 1 & 2 Forecast Average)
USDA (All US)
USDA (Southern Seaboard)
(2007 - 2008 Average)

- **Regional Demand/Competition:** Premium price is received in the Southeast and competition is not expected to be an issue due to size of the milk supply shortfall
- **Location & Climate:** Georgia and surrounding states offer optimum land and climate
- **Product:** NDI's milk is 'Grass Fed', a status which should allow NDI to sell its product at a premium (premium is not incorporated into our financial forecasts)

Source: Cost savings are based on management estimates of the proprietary system versus USDA data on the typical operating costs of a traditional US dairy system

Proprietary Farming Systems & Management

FORAGE SCIENCES

- Matrix-based seeding strategy, specifically designed for US soils and climate
- Unique watering and fertilizing strategies to maximize growth per acre while keeping costs under control

ANIMAL GENETICS & HEALTH

- Heat detection and mating management
- Endemic disease and parasite knowledge
- Genetic improvement programs to improve productivity and health

- ✓ Model based on profitability, not productivity
- ✓ Proven on 1,000 acres in Georgia
- ✓ Ethical and green advantages

FARM MANAGEMENT

- Effluent management strategies
- Rotational grazing techniques and optimal milking strategies
- Herd management as well as forage supplement and nutrition management

SYSTEMS & TRAINING

- Development of farm management software platforms applicable to dairy farming in the US
- Skilled farm managers
- Training programs for farming staff

Proprietary Farming Systems & Management



Paddock splits – matrix-based forage strategy

Pivot irrigation system

Dairy shed and milking system



Rotational grazing strategy – maximizing forage efficiency

Single Farm Parameters – 1,000 Acre Unit

$10.4mn of Capital

60%/40% Debt/Equity

LAND - $3.7mn
Cost per acre – approx $3,500

LIVESTOCK - $4.0mn
2,300 cows costing approx $1,550 per head

CONVERSION- $2.7mn
Dairy shed, milking system & paddock design

Assumptions:

- **Milk Production:** 85cwt per cow per annum (improving over time)
- **Cost of Production:** Initially $15.50/cwt (improving to $10.00/cwt over time)
- **Livestock Trading Revenue:** $250 per head, per annum

Year	One	Two	Three	Four
Revenue ($mn)	$ 2.7	$ 4.1	$ 4.4	$ 4.6
EBITDA ($mn)	0.9	1.5	1.8	2.1

SOURCE: These statements are based on assumptions and estimates that management believes are reasonable based on currently available information; however, management's assumptions and CAT's future performance are subject to a wide range of business risks and uncertainties, and there is no assurance that these goals and projections can or will be met. Any number of factors could cause actual results to differ materially from expectations.

US Dairy Industry

US Dairy Market: Industry Landscape

Production:
$35.4 billion

- Management expects CAT to become a significant producer of milk in the Southeast
- Majority of producers operate traditional shed based farms
- Traditional model has high cost base
- Highly fragmented – 57,127 farms; 72% with less than100 cows
- Number of producers and cows decreasing
- Substantial shortage of fluid milk supply in the Eastern US

Processing:
$50.0 billion

- 196 registered cooperatives in USA marketing 86% of US milk
- Dairy Farmers of America (DFA) is the main national player – markets 30% of US milk $11.7 billion revenue in 2008
- 1,475 Processors - manufacturing one or more dairy products

Retail:
$100.0 billion

- Fluid milk ~$25 billion
- Cheese ~$40 billion
- Butter ~$5 billion
- Other (ice cream / chocolate) ~$30 billion

Source: USDA – NASS; National Milk Producers Federation, "Dairy Producer Highlights", 2008; DFA

Traditional Dairy Farming in the US

- **History:** In the 1940-50s the US accumulated stockpiles of grain, driven by improved agricultural productivity and a drive for food security
- **Confinement:** At the time, a logical use for this grain was to feed it to livestock in dairy sheds, eliminating the need for outdoor grazing
- **Cost Structure Changes:** Despite the non-existence of the cheap grain and fuel of the 1950s, majority of farmers continue to use traditional shed based farming systems
- **Result:** The traditional model utilizes costly feedstock, is labor intensive and has a sizeable carbon footprint (shipment of milk from West to East coast)
- **Solution:** The economic, environmental and consumer benefits of the grazing model should enable CAT to be profitable



Traditional dairy farming is currently low margin with volatile operating costs

U.S. Milk Prices and Cost of Production

- **Less Volatility:** By reducing the use of corn feedstock, CAT's model decreases the volatility in the production cost base, resulting in a more sustainable business model



Sources: USDA/NASS & USDA/ERS through May-09 From Jun-09 NMPF & CME Group futures as of 06/02/09
All-Milk Price
Traditional US Dairy Model Costs
Feed Costs
Forecast NDI Production Cost - as low as $10.00 per cwt
Hired Labor Costs
Direct Energy Costs
Other Operating Costs
Dollars per Hundredweight of Milk
$25
$20
$15
$10
$5
$0
Jan-06 Apr Jul Oct Jan-07 Apr Jul Oct Jan-08 Apr Jul Oct Jan-09 Apr Jul Oct

Source: Missouri Dairy Grazing Conference July 2009

Milk Shortage in the Eastern States

Insufficient milk production on the East Cost to meet local demand

% of Milk Production [2]

43% West	40% Central	17% East



Seattle
BOISE
San Francisco
Highway 395
Las Vegas
Los Angeles
San Diego
Flagstaff
PHOENIX
REGINA
WINNIPEG
Black Hills National Forest
Minneapolis
SALT LAKE CITY
DENVER
SANTA FE
El Paso
CHIHUAHUA
Kansas City
Memphis
Dallas
AUSTIN
Houston
OTTAWA
TORONTO
Detroit
Chicago
Cleveland
Boston
New York
Philadelphia
Washington, DC
NASHVILLE
COLUMBIA
ATLANTA
New Orleans
Tampa
Orlando
Miami

% of Population [3]

23% West	39% Central	37% East

- Over 400 million pounds of milk ($60 million) are transported from West to East every month [1]

Shortage Area:

- World's largest fresh fluid milk market

Immediate Target Area:

- Significant shortage of supply
- Georgia has 2nd highest milk price in USA
- More than 4 million acres of suitable land
- Close to large market on Eastern Seaboard
- Good infrastructure

NDI expects to supply an underserved market with growing demand

1. Management survey of US Dairy Cooperatives;
2. USDA;
3. US Census Bureau

Compelling Global Trends in Agriculture

Land & Food Security

"World food supply must rise by 50% by 2030 to meet growing demand"

Ban Ki-Moon, UN Secretary General

- Few US publically listed vehicles that offer investors pure exposure to US food production and farmland appreciation
- Global population will reach 9 billion by 2050, up from 6.7 billion currently
- Farmland per capita is forecasted to decrease 33% by 2050 due to climate change, erosion and urban development
- Sovereign and private funds have been purchasing fertile soil in order to ensure food security



10
9
8
7
6
5
4
3
2
1
0
World Population (bn)
0.6
0.5
0.4
0.3
0.2
0.1
0
Farmland per Person (ha)
1950
1975
2000
2025
2050
World Population
Farmland per person

Source; Missouri Dairy Grazing Conference – Grazing Around the World

Financial Summary

Fast Deployment of Capital

- CAT has identified 40,000 effective acres and sourced engineers for land conversion, as well as sourced the livestock required to stock the farms
- This land would be split into 40 1,000 effective acre units. Farm conversion will be as follows:
  - **Facilities:** Infrastructure and pastures in place within initial 4 months
  - **Initial Livestock:** 70% of cows stocked within initial 6 months
  - **Remaining Livestock:** 30% of cows stocked within initial 12 months


October 2009
Acquisition of 15,000 Acres – "Round 1 Farms"
March - April 2010
Stock 70% of Round 1 Farms, finalize conversion on final 30%
Jun – Sep 2010
Conversion of 70% of Round 2 Farms
Oct – Nov 2010
Stock 70% of Round 2 Farms
October 2009
June 2010
October 2010
March 2011
Nov 2009 to Feb 2010
Conversion Phase - 70% of Round 1 Farms fully converted
Jun 2010
Acquisition of 25,000 acres – "Round 2 Farms"
Sep 2010
Stock final 30% of Round 1 Farms
Feb 2011
Stock final 30% of Round 2 Farms

Financial Summary – $150 million of Equity

Number of Farms: Based on rollout of 40 1,000 acre farms over 12 months

Capital: Based on $150 million of available equity, which could deploy $400 million of capital to purchase land, infrastructure and livestock

	2010	2011	2012	2013
Total Cumulative Capital Deployed ($mn)	$ 365.8	$ 411.8	$ 414.8	$ 414.8
Total Cumulative Equity Deployed ($mn)	146.3	164.7	165.9	165.9
Acres Farmed	40,000	40,000	40,000	40,000
Number of Cows	23,958	86,802	90,508	90,362
Total Milk Production (mn lbs)	197.7	684.9	818.0	872.0
Milk Price ($/cwt)	$ 16.53	$ 18.24	$ 18.62	$ 18.69
Total Revenue ($mn)	46.6	152.0	185.9	190.8
EBITDA ($mn)	**10.0**	**51.4**	**82.1**	**88.5**
EBITDA Margin	*21.4%*	*33.8%*	*44.2%*	*46.4%*

FUTURE ORGANIC GROWTH POTENTIAL **(NOT INCLUDED IN FORECASTS)**:

- **Additional Equity:** Currently assuming no additional capital is raised after year one
- **Revenue Growth:** Premium 'Grass Fed' milk pricing; premium surplus livestock pricing;
- **Multiple expansion:** Licensing and JVs via CAT IP; appreciation of farmland and livestock;
- **Return on capital expansion:** leasing of land; leasing of livestock.

SOURCE: These statements are based on assumptions and estimates that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are subject to a wide range of business risks and uncertainties, and there is no assurance that these goals and projections can or will be met. Any number of factors could cause actual results to differ materially from expectations.

Financial Summary – $50 million of Equity

Number of Farms: Based on rollout of 12 1,000 acre farms over 12 months

Capital: Based on $50 million of available equity, which could deploy $125 million of capital to purchase land, infrastructure and livestock

	2010	2011	2012	2013
Total Cumulative Capital Deployed ($mn)	$ 107.6	$ 123.3	$ 124.2	$ 124.2
Total Cumulative Equity Deployed ($mn)	43.0	49.3	49.7	49.7
Acres Farmed	12,000	12,000	12,000	12,000
Number of Cows	5,558	25,909	27,181	27,104
Total Milk Production (mn lbs)	47.2	200.2	238.3	253.7
Milk Price ($/cwt)	$ 16.53	$ 18.24	$ 18.62	$ 18.69
Total Revenue ($mn)	10.6	44.5	54.9	55.7
EBITDA ($mn)	**1.8**	**14.4**	**23.6**	**24.8**
EBITDA Margin	*16.7%*	*32.4%*	*42.9%*	*44.5%*

FUTURE ORGANIC GROWTH POTENTIAL **(NOT INCLUDED IN FORECASTS)**:

- **Additional Equity:** Currently assuming no additional capital is raised after year one
- **Revenue Growth:** Premium 'Grass Fed' milk pricing; premium surplus livestock pricing;
- **Multiple expansion:** Licensing and JVs via CAT IP; appreciation of farmland and livestock.
- **Return on capital expansion:** leasing of land; leasing of livestock.

SOURCE: These statements are based on assumptions and estimates that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are subject to a wide range of business risks and uncertainties, and there is no assurance that these goals and projections can or will be met. Any number of factors could cause actual results to differ materially from expectations.

Global Agriculture Related Comps

(in millions, except per share amounts)

Company	Stock Price 9/9/09	% of 52-Wk-High	Equity Value	Enterprise Value	EBITDA Multiple CY 2009E	CY 2010E	CY 2011E	EBITDA Margin CY 2009E
Brasilagro	$3.82	36.6%	$223	$112	NM	NM	NM	–
Illovo Sugar	3.40	96.2%	1,199	1,507	7.3x	6.3x	5.4x	21.1%
Indofood Agri Re	1.15	91.6%	1,710	2,434	0.0x	0.0x	0.0x	29.6%
Pp London Sumatra	0.66	92.1%	898	883	9.7x	8.1x	7.6x	32.7%
Slc Agricola Sa	6.75	75.9%	659	793	16.1x	11.1x	8.0x	18.3%
Wilmar Interl Ltd	4.52	64.9%	29,536	30,461	12.6x	11.6x	10.4x	10.0%
Saputo Inc	23.03	93.7%	4,867	5,446	13.1x	9.2x	NM	10.6%
China Mengniu Dair	2.68	87.8%	4,663	4,505	14.9x	12.6x	10.4x	8.3%
Bunge Ltd	67.03	84.0%	8,247	13,524	10.8x	7.4x	7.0x	3.0%
Corn Products Intl Inc	29.85	74.6%	2,255	2,922	7.3x	6.2x	6.2x	11.0%
Suedzucker Ag	19.22	85.4%	3,640	7,827	7.9x	7.7x	7.5x	11.3%
Tongaat-Hulett Ltd	11.65	87.4%	1,219	1,831	8.2x	7.5x	6.8x	19.8%
Sime Darby Bhd	2.33	98.7%	13,995	14,507	11.9x	10.8x	10.1x	13.4%
Kuala Lumpur Kepg	3.76	96.3%	4,008	4,181	12.7x	10.8x	10.6x	18.3%
Ioi Corp	1.46	97.1%	8,605	9,376	NM	12.6x	11.9x	–
Sao Martinho Sa	7.20	74.5%	812	1,229	9.7x	7.3x	6.1x	30.9%
Astra Agro Lestari	2.08	88.0%	3,278	3,181	10.7x	9.0x	8.3x	41.7%
Chaoda Modern Agri	0.62	58.9%	1,928	1,692	2.8x	2.3x	NM	60.3%
			Mean	**NM**	**9.7x**	**8.3x**	**7.7x**	**18.9%**
			Median	**NM**	**10.2x**	**8.1x**	**7.6x**	**15.8%**
			High		**16.1x**	**12.6x**	**11.9x**	**60.3%**
			Low		**0.0x**	**0.0x**	**0.0x**	**0.0%**

Note: Calendarized EBITDA Multiples are based on projections from Wall Street Equity Research.

US Agriculture Related Comps

(in millions, except per share amounts)

Company	Stock Price 9/9/09	% of 52-Wk-High	Equity Value	Enterprise Value	EBITDA Multiple CY 2009E	CY 2010E	CY 2011E	EBITDA Margin CY 2009E
Archer-Daniels-Midland Co.	$28.70	89.3%	$18,425	$25,065	11.1x	8.0x	4.9x	3.5%
Bunge	67.03	87.8%	8,178	12,919	10.4x	7.1x	6.9x	3.0%
Dean Foods	18.08	72.8%	2,793	6,590	6.9x	6.3x	6.1x	8.5%
Hormel	37.20	95.3%	4,995	5,110	7.9x	7.4x	NA	9.6%
Smithfield foods	13.13	56.1%	1,885	4,756	NM	6.7x	6.1x	1.4%
Del Monte	11.96	99.7%	2,364	3,788	6.5x	7.7x	6.7x	15.5%
Sanderson Farms	41.37	83.8%	841	941	4.3x	NA	NA	12.0%
Syngenta AG	48.03	93.0%	22,325	24,835	9.8x	8.7x	8.1x	21.6%
			Mean	**NM**	**8.1x**	**7.4x**	**6.5x**	**9.4%**
			Median	**NM**	**7.9x**	**7.4x**	**6.4x**	**9.0%**
			High		**11.1x**	**8.7x**	**8.1x**	**21.6%**
			Low		**4.3x**	**6.3x**	**4.9x**	**1.4%**

SOURCE: Note: Calendarized EBITDA are based on projections from themarkets.com.

Management Team

Eric Watson



Eric is CEO of CAT. Eric is also the founder and Executive Chairman of international private investment company, Cullen Investments ("Cullen"). A successful, entrepreneurial investor resident in London, Eric has a strong track record in identifying market opportunities and adding significant value to businesses.

Cullen has its origins in a start-up founded by Eric in 1988, through which he has actively invested his own capital in a range of mergers and acquisitions.

Cullen is actively focused on international growth and has a substantial portfolio comprising interests in the United States, United Kingdom, Australia and New Zealand. Market sectors cover fashion retail, financial services, real estate, agriculture and sports and entertainment.

Cullen interests include ownership and investment in international lingerie company Bendon, whose prestige brands include the licensed Elle Macpherson Intimates and Stella McCartney labels, agricultural technology company Cullen Agricultural Technologies and subsidiary Natural Dairy, financial services businesses Hanover and FAI Finance, the New Zealand Warriors (New Zealand's largest and highest profile privately owned sporting franchise), premium quality international bloodstock and breeding business, Watson Bloodstock and a substantial international property portfolio as well as a number of private investment trading portfolios in Foreign Exchange, Equities and Commodities. Eric has been Co-Founder and Chairman of three Amex-listed special purpose acquisition companies (SPACs) which have raised over US$1billion in the period December 2005 – October 2007.

Prior to forming Cullen, Eric was the founding Chairman and largest shareholder of Blue Star Group, a retail and distribution business he established in January 1992. Eric guided the successful growth of Blue Star Group through the acquisition and consolidation of numerous Australasian companies in this sector, including U-Bix office equipment, Wang New Zealand IT services, Whitcoulls book retailer, PC Direct, and Link Printing.

In 1996, Blue Star Group was sold to Nasdaq-listed US Office Products, a diversified supplier of a broad range of office products and business services to corporate customers. Prior to establishing Blue Star Group and subsequently serving with US Office Products, Eric held several positions with office products company Xerox Corporation, including president of operations for Australasia.

Dr. Richard Watson



Richard is CAT's Chief Scientific Officer. Richard is a leading scientist in pastoral livestock production and related research and development initiatives. In conjunction with Cullen Investments, Richard led the development of the proprietary farming system and completed all the testing and research related to the forage, livestock and farm management strategies required to successfully implement the system in the Southeast US. Richard holds a PhD, Master of Applied Science (Honors) and Bachelor of Agricultural Science (Massey University, New Zealand).

Richard's research has been published in major international journals, books and trade publications, has been the topic of lectures and seminars presented by him, and the basis of various editorial review and supervisory appointments.

Richard has previously worked as a Senior Scientist in forage improvement and grazing systems at AgResearch, New Zealand's largest Government research institute and as a Forage Agronomist and Area Marketing Manager (East Coast) at Ampac Seed Company. These roles have entailed research on techniques and potential forage improvements, along with providing technical support to industry partners.

Richard's agricultural science experience includes activities at Department of Plant and Soil Sciences, Mississippi State University and Department of Crop and Soli Science, The University of Georgia.

Richard has provided professional services to a number of Agricultural Societies and Associations both in New Zealand and the USA. This includes the American Agronomy Society, American Crop Science Society, American Society of Animal Science, United States Department of Agriculture, Natural Resource and Conservation Service Steering Committee for Pasture and Silvopasture in Mississippi , New Zealand Grasslands Association and New Zealand Society of Animal Production.

Richard's New Zealand education and his work experience when combined with his personal research initiatives and activities in the South East, USA uniquely qualify him for successful execution of the technology transfer associated with the farming system to be deployed by NDI.

Advisory Board

Advisory Board Members

Dr. Hugh Blair, PhD in Quantitative Genetics (Massey University, NZ)

Hugh is a world leading quantitative geneticist. He was appointed Professor and Head of the Animal Science Department at Massey University, NZ in1995, and in 1998 became Deputy Head of the Institute of Veterinary, Animal and Biomedical Sciences (IVABS) and was acting head of IVABS during 2009. Hugh has spent sabbatical periods in USA, Scotland, Denmark, Canada and Ireland. Dr. Blair has held lectureships in the United States, Scotland, Denmark, Canada and Ireland and has authored over 170 peer-review articles

Dr. Joe Bouton, PhD in Plant Breeding (University of Florida)

Joe is a senior vice president and forage improvement division director at the Samuel Roberts Nobel Foundation. In this role Joe conducting agricultural, forage improvement and plant biology research providing grants to non-profit charitable, educational and health organizations as well as assisting farmers and ranchers through educational and consultative agricultural programs, since 2002. Dr. Bouton is also a professor emeritus at the University of Georgia. He has 17 commercialized cultivars released for use in the United States

Mr. Bill Te Brake, Degree in Agricultural Business Management

Bill is chairman and chief executive officer of Struve Laboratories, an animal diagnostics company. Mr. Te Brake also holds the position of business manager for the Institute of Veterinary, Animal and Biomedical Sciences at Massey University, NZ and lectures in agricultural business and finance

Advisory Board Members (Cont)

Dr. Todd White, PhD in Plant Science / Agricultural Systems (Massey University, NZ)

Todd has been a scientist with the Agricultural Systems Group of AgResearch since 2003 and in 2008 he was appointed to a Senior Scientist position. At AgResearch, Dr. White leads research and development programs aimed at developing pasture-based animal production models. Prior to joining AgResearch, Todd spent three years in a post-doctoral forage research position at Iowa State University

Dr. Brian McBride

Brian is a Professor at the Centre for Nutrition Modeling, University of Guelph, Canada. Brian recently served on the Board of Agriculture and Natural Resources for the National Academy of Sciences of the USA. Dr. McBride has also been a long time member of the Committee on Animal Nutrition of the National Research Council (NRC) of the USA, which coordinated the publication of the NRC's Nutrient Requirement series on Nutrient Requirements of Domestic Animals. Brian has authored over 276 scientific publications in his career

Mr. Mike Culpepper

Mike is a former employee of the Georgia department of Agriculture where his responsibilities included guidance for compliance of animal production systems including consumer protection protocols for dairy production and processing. Mike brings a wealth of experience to the advisory board in relation to permitting and regulatory issues that are essential to the NDI business plan

Advisory Board Members (Cont)

Dr. Nick Hill, PhD in Plant Physiology (Kansas State University, USA)

Nick is a Professor in the Department of Crop and Soil Sciences, University of Georgia. His current research emphasis is on the production and quality dynamics of forages grown and utilized through grazing by dairy cows as well as nutrient cycling and irrigation scheduling in pasture-based dairies. Nick is also a founding partner and President of Agrinostics Ltd. a company which produces diagnostic tests for crop pathogens and toxins

Additional Information

Milk Price Futures (2009-2011)



Georgia Class I Milk Price ($/cwt)
$22.00
$21.00
$20.00
$19.00
$18.00
$17.00
$16.00
$15.00
Sep 2009
Nov 2009
Jan 2010
Mar 2010
May 2010
Jul 2010
Sep 2010
Nov 2010
Jan 2011
Mar 2011
May 2011
Jul 2011

Prices are based on adding a $4.05 premium, the average premium received by Georgia dairy farms, to the CME listed Class III milk futures price

- Milk futures prices are trading at a premium to our model forecasts, indicating a price range of $17.00 to $20.00 for 2010 vs. our model at $16.50

Forecasts remain conservative in relation to market expectations

Source: Chicago Mercantile Exchange, as at close on the 09.09.09

Related Press

Food Security / Population

- "Demand for agricultural products will grow exponentially because of the growth of the world population and the increase in wealth in emerging markets." – *Arnold Kuijpers (Managing Director of Rabobank Development), 6/4/09, 'Resource Shortages Yield Investment Opportunities', Financial Times*
- "The Obama Administration has prioritized efforts to strengthen domestic and international food security, and these projects will promote innovation to prepare the U.S. agriculture industry to meet the global demands of the 21st century," - (Tom Vilsack - US Agriculture Secretary, USDA News Release; 7/27/09)
- "The issue of food security is back on the political agenda and that is driving investment in agriculture." – *KanayoNwanze (President UN International Fund for Agriculture Development), 5/24/09, 'Food Security Fuels Land Grab', Financial Times*

Farmland

- "…in uncertain times there is no safer asset than farmland. Farmland returned about 1.7 per cent in 2008, against minus 22 per cent for commercial property, and recent surveys show its value is rising again." – *Andrew Bounds, 7/13/09, 'Farmland Fund Looks Fertile to Aim Investors', Financial Times*
- "For the far-sighted investor, an agricultural downturn could be the ideal time to buy farmland. Most commodity analysts believe the current situation is a dip in a longer upwards trend driven by factors such as an increasing world population and a slowdown in agricultural productivity gains." - (Andrew Shirley, Head of Rural Property Research at Knight Frank; 3/23/09; The Wealth Report 2009)
- "BlackRock fund group in New York, are separately planning to invest hundreds of millions of dollars in agriculture, chiefly farmland, from sub-Saharan Africa to the English countryside." – *Dianna B. Henriques, 6/5/08, 'Food Is Gold, and Investors Pour Billions Into Farming', New York Times*

Related Press

Dairy

- "…the eastern half of the United States has more demand for milk than production. It's hard to come up with a supply/demand national solution when east of the Mississippi River we don't have enough milk."–*Rick Smith (CEO of Dairy Farmers of America), 3/26/09, 'DFA 'Retrenched' and Positioned for the Future', Dairy Business*
- "Dairy is used to cycles, but this could be the toughest cycle yet.It's not so much the milk price is lower than ever before, but it's because the cost side has changed."– *Rick Smith (CEO of Dairy Farmers of America), 3/26/09, 'DFA 'Retrenched' and Positioned for the Future', Dairy Business*
- "Meanwhile, our need for protein has gone up dramatically because people are consuming more beef and pork. But more important than oil in this decade is milk." – *Donald Coxe (Chairman of Coxe Advisors LLC), 11/10/08, 'Feed the World – and Boost Returns', Barrons*

Grazing

- "Farms using managed grazing consistently show higher profits and lower costs per hundredweight equivalent than traditional and large modern confinement farms in Wisconsin." – *'Grazing Dairies Economically Competitive with Confinement Operations in Wisconsin,' The Stockman Grass Farmer*
- "Managed grazing is economically competitive, probably at all sizes."– *Tom Kreigl (Farm Financial Analyst at the UW/Madison Center for Dairy Profitability, 'Grazing Dairies Economically Competitive with Confinement Operations in Wisconsin', The Stockman Grass Farmer*

TCW: Cullen Agricultural Technologies
Investor Presentation

September 2009